FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the months of April-May, 2003

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)
                     10 Zarhin Street, Ra'anana 4300, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F X     Form 40-F________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS
This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Polar Investments Joins Retalix and Lipman's "CellTime" Initiative with $1.25 Million Investment. Dated April 07, 2003.

2. Press Release: Sainsbury's Installs Retalix StoreLine POS for Front of Store Replacement Program. Dated April 15, 2003.

3. Press Release: Alon USA/Southwest Convenience Stores to Deploy Retalix StorePoint HOST to POST Solutions. Dated April 28, 2003.

4. Press Release: Pilot Travel Centers to Roll Out Retalix PocketOffice Mobile Store Platform. Dated April 29, 2003.

5. Press Release: Retalix Ltd. Announces First Quarter 2003 Results. Dated May 13, 2003.

6. Press Release: PAZ Oil Company Selects Retalix StorePoint Integrated Solution. Dated May 20, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: June 2, 2003                                   /s/ Guy Geri
                                                     ----------------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number              Description of Exhibit

10.1 Press Release: Polar Investments Joins Retalix and Lipman's "CellTime" Initiative with $1.25 Million Investment. Dated April 07, 2003.

10.2 Press Release: Sainsbury's Installs Retalix StoreLine POS for Front of Store Replacement Program. Dated April 15, 2003.

10.3 Press Release: Alon USA/Southwest Convenience Stores to Deploy Retalix StorePoint HOST to POST solutions. Dated April 28, 2003.

10.4 Press Release: Pilot Travel Centers to Roll Out Retalix PocketOffice Mobile Store Platform. Dated April 29, 2003.

10.5 Press Release: Retalix Ltd. Announces First Quarter 2003 Results. Dated May 13, 2003.

10.6 Press Release: PAZ Oil Company Selects Retalix StorePoint Integrated Solution. Dated May 20, 2003.

                                  EXHIBIT 10.1


Contact Information:

Coffin Communications Group                     Danny Moshaioff, CFO, Retalix
15300 Ventura Boulevard, Suite 303              Tel: ++972-9-776-6600
Sherman Oaks, CA  91403                         Info@retalix.com
(818) 789-0100
Crocker Coulson, Partner
croker.coulson@coffincg.com
---------------------------                               FOR IMMEDIATE RELEASE

                  Polar Investments Joins Retalix and Lipman's
              "CellTime" Initiative with $ 1.25 Million Investment

     o Targeting the $220 Million Cellular Pre-pay Air-time Market in Israel

Retalix Ltd. (Nasdaq: RTLX) announced today that Polar Investments Ltd., (TASE: PLR) the parent company of Dai Telecom, has invested $1.25 million in Retalix's CellTime joint venture with Lipman Electronic Engineering Ltd. (TASE: LPMA). CellTime offers on-line solutions for selling pre-paid cellular air-time at retail points of sale. The company is targeting the $200 million market for cellular pre-pay air-time in Israel. Retalix, Lipman and Polar will hold equal shares in the new company.

CellTime's unique technology enables cell phone owners to pay for air-time at the point of sale and immediately benefit from the newly acquired air-time, with no need for a physical calling card. Airtime is purchased by entering the cell phone number into Retalix point of sale terminals or Lipman's Nurit credit card terminals. Crediting the customers account for the acquired air-time is accomplished via on-line connectivity to the cellular operators. Within seconds from purchase, customers receive SMS messages, displaying the new air time balance.

The services will be provided to over 10,000 Retalix points of sale in Israel, both in major chains and in hundreds of independent stores which are connected to StoreNext Israel, Retalix' e-marketplace for independent food retailers. Lipman will provide the service to thousands of small retail outlets which are equipped with the company's Nurit credit card terminals.

 "Retailers and consumers will soon benefit greatly from having thousands of stores connected to online services such as this," said Barry Shaked, President and CEO of Retalix. "CellTime is taking the initial steps in widening the variety of products and services which are available in retail chains and independent stores."

Isaac Angel, CEO of Lipman, commented that "the CellTime technology has already proven itself in the pilot phase and has generated early revenue. This joint venture has strengthened the cooperation between companies and the cellular operators, who have acknowledged the value of the CellTime solution".

Avigdor Kelner, CEO of Polar, said, "Dai Telecom will be able to add a range of pre-paid products to the CellTime initiative that will take us beyond just the selling of air time."

 About Retalix Ltd.
 Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

About Lipman Electronic Engineering Ltd
Lipman Electronic Engineering Ltd. is one of the primary Electronic Payment Systems & Solutions providers worldwide and has established itself as a leader in its field, innovating and integrating state-of-the-art technologies into its products. Lipman develops, manufactures and markets its own NURIT(R) product line, which includes; handheld, wireless and tel-line POS terminals, electronic cash registers, retail ATM units, PIN pads, smart card readers and more. In addition, the company develops technologically advanced software platforms, offering overall transaction processing solutions to the field of e-payment, specifically suited to meet its customers changing needs. Lipman products are EMV compatible and its ISO 9002 registration and accreditations confirms our total quality concept. The corporate offices and R&D department are situated in Israel. Lipman also maintains subsidiaries in the US, China, South America, Spain, Russia and Turkey.
Company web site: www.lipmanusa.com

About Polar Investments Ltd.
Polar Investments Ltd. (formerly Poalim Investments Ltd.) maintains a diversified portfolio of investments in communications, high-tech, venture capital, real estate and infrastructure and manufacturing. Since its establishment in 1963, its shares have been traded on the Tel Aviv Stock Exchange. The Shrem, Fudim, Kelner Group, through Urdan Industries Ltd., owns a controlling interest of 55% in the company.
Company web site: www.pil.co.il
                  -------------

About Dai telecom Ltd.
Dai telecom is a wholly owned Polar Investments subsidiary and operates as the group's leading arm in the domestic handset retail market. The sole representative of Hyundai Electronics, Sony Ericsson, and other key players, Dai telecom's integrated activities span the entire supply chain. They range from the import of handsets and accessories, through handset insurance, laboratory services (extensive technical support) and to establishing a network of flagship stores throughout the country. Company web site: www.daitelecom.co.il



Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its Retalix e-Marketplace Application (REMA) technology and services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.2

Contact Information:

Coffin Communications Group                     Retalix Ltd.
15300 Ventura Boulevard, Suite 303              Simon Jones, Sales Director
Sherman Oaks, CA  91403                         Retalix UK
(818) 789-0100                                  44 (0) 20-7721-8515
Crocker Coulson, Partner                        info@Retalixuk.com
crocker.coulson@coffincg.com
----------------------------
                                                        FOR IMMEDIATE RELEASE

          Sainsbury's Installs Retalix StoreLine POS for Front of Store
                              Replacement Program

  UK food giant installs Retalix solutions in its grocery stores and fuel sites

London, UK, April 15, 2003 - Retalix Ltd., (Nasdaq: RTLX), today announced a successful roll out of Retalix StoreLine POS at Sainsbury's plc, a leading UK and US grocery retailer. The roll out is part of the group's UK front of store replacement program known as repos (Re-platforming Electronic Point of Sale.)

In conjunction with Accenture and NCR, Sainsbury's has now installed Retalix StoreLine into over 300 of its 485 stores across the UK. In addition, Sainsbury's has installed Storeline Fuel in over 100 of its 230 fuel sites. Retalix StoreLine is the only Grocery Point of Sale system with integrated fuel site functionality.

J Sainsbury plc, one of the UK's largest retailers, operates a supermarket chain and bank in the UK and a supermarket chain in the US. Sainsbury's Supermarkets, established in 1869, is the oldest and second largest retailer in Britain and has 500 stores across the country. Sainsbury's Bank provides a range personal loans, credit cards, insurance and deposit accounts and is one of the fastest growing banks in the UK. Shaw's Supermarkets Inc. (US) has over 180 stores and is the No. 2 food retailer in New England.

Retalix StoreLine solution was chosen by Sainsbury's because it offered the best fit for Sainsbury's business requirements, with minimal customization required in order to deliver a single application for all trading formats including fuel. In addition, Sainsbury's were impressed with Retalix's proven track record of working with major UK food retailers.

Sainsbury's linked up with Retalix in late 2000 through its IT delivery partner Accenture and between this date and installation of the first pilot in the Stanaway Store in June 2002, Retalix played a key role in developing and refining the new POS solution.

According to Maggie Miller, IT Director, Sainsbury's, Retalix's StoreLine "has met all of the key objectives for the repos program, replacing 12 legacy systems with a single front-end platform. StoreLine has allowed Sainsbury's to realize a number of operational benefits that were unexpected and the system has been well received by Sainsbury's stores."

Maggie Miller continued, "Retalix has demonstrated an excellent understanding of the UK Retail market and has been responsive to the changing needs of the Sainsbury's business."

"We are delighted to able to report on the successful installation of Retalix Storeline across the Sainsbury's chain," said Barry Shaked, President and CEO of Retalix. "We have proved once again that our StoreLine "9-in-1" set of solutions is the most advanced and flexible POS application available to retailers today and is capable of delivering substantial logistical and financial benefits to our global customers."

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its Retalix e-Marketplace Application (REMA) technology and services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.3

Contact Information:

CoffinCommunications Group                         Retalix USA
15300 Ventura Boulevard, Suite 303                 Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                            (469)241-8400
(818) 789-0100                                     infousa@retalix.com
                                                   -------------------
Crocker Coulson, Partner
crocker.coulson@coffincg.com                       ALON USA
----------------------------                       Carla Meadows
                                                   (972) 267-0990
                                                   carla@northstarpr.org
                                                   -------------------

                                                       FOR IMMEDIATE RELEASE

             Alon USA/Southwest Convenience Stores to Deploy Retalix
                        StorePoint HOST to POST Solutions

               Largest 7-Eleven licensee in North America selects
                Retalix to provide next generation store systems

Dallas, TX, April 28, 2003 - Alon USA, representing 171 corporate owned 7-Eleven licensee sites and approximately 1,500 additional FINA brand locations, has contracted with Retalix (NASDAQ: RTLX) to deploy its StorePoint suite of open platform software products including Point-of-Sale (POS), Fuel Management, Back-Office, Host Pricebook and Hand-Held Mobile solutions for its network of stores. The Agreement will also bring to market the first convenience store users to combine state of the art scanning and forecourt management with two new and exciting technologies; RFID Auto Vehicle Identification Rings for fleets and Cellular Activation/Payment systems. The end result will enhance the consumer shopping experience to drive increased sales and profits for the retailer.

"Alon USA is implementing new and innovative technologies to further reduce costs, while enhancing the customer experience," said Kyle Mckeen, ALON USA Marketing Vice President. "Working with Retalix and the StorePoint suite will allow us to capture immediate benefits in store operations, as well as provide us the technology platform from which to launch these new and emerging technologies."

"Alon USA is a leader in the convenience store industry and we look forward to working closely with them to capture the benefits of the StorePoint product suite and the Retalix technology platform," said Jeff Yelton, President of Retalix USA. Installation of the StorePoint suite will begin immediately.

About Alon USA:
Alon USA is headquartered in Dallas, TX and Southwest Convenience Stores is headquartered in Odessa, TX. Together, the group owns and operates 171 corporate stores under the name Southwest Convenience Stores. SCS represents 7-Eleven's Largest licensee with exclusive marketing rights in West TX, New Mexico, and most of Arizona. Alon USA also serves approximately 1,500 Distributor fuel sites branded with the name FINA in a five state area (TX, LA, OK, NM, AZ). For more information, please visit the ALON USA website at www.alonusa.com.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's website at www.retalix.com.

                                      # # #

                                  EXHIBIT 10.4

Contact Information:

Coffin Communications Group                       Retalix USA
15300 Ventura Boulevard, Suite 303                Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                           469-241-8400
(818) 789-0100                                    infousa@retalix.com
Crocker Coulson, Partner
crocker.coulson@coffincg.com
                                                          FOR IMMEDIATE RELEASE

          Pilot Travel Centers to Roll Out Retalix PocketOffice Mobile
                                 Store Platform

       o Windows CE based hand-held platform increases store productivity

Dallas, TX, April 29, 2003 -- Knoxville, Tennessee based Pilot Travel Centers, operator of 265 Travel Centers in 37 States, announced the selection of Retalix PocketOffice for it's next generation mobile store platform. Retalix (NASDAQ:
RTLX), with U.S. headquarters in Dallas, TX, is the world's leading independent provider of Store Systems for Grocery and Convenience Stores.

The Windows CE based application will provide Pilot with a new level of integration and functionality within their store environment. With its intuitive interface, Retalix PocketOffice provides an open platform for hand-held applications and enables store personnel to write orders, conduct shelf price audits, receive in deliveries of store merchandise, all within an environment that is tightly integrated with the StorePoint Point of Sale application.

"The Retalix PocketOffice application will eliminate the limitations of our old text based, handheld units," said Steve Durant, Manager of Store System Development. "In the past, the handhelds were limited to very specific functions, and could only handle one task at a time. With Retalix PocketOffice, the handheld is an extension of the Store system and provides an intuitive, graphical interface that store personnel find easy to use. With Retalix PocketOffice, store associates can be writing an order, pause it, and check in a vendor. With a design focused on workflow, our store associates are able to handle multiple tasks, all at the same time."

"In today's retail environment, it is critical to provide the tools necessary to allow store associates the ability to perform their work activities from anywhere in the store," said Jeff Yelton, President of Retalix USA. "Retalix PocketOffice was designed with a focus on workflow to provide an intuitive tool that requires minimal training. And by tightly integrating it with StorePoint POS and BackOffice, PocketOffice provides tremendous functionality from anywhere in the store."

About Pilot
Pilot is the nation's number-one seller of diesel fuel to the trucking industry and a major player in the gasoline, retail and fast-food industries as well. Headquartered in Knoxville, Tenn., Pilot Travel Centers operates 265 travel centers in 37 states. Access Pilot online at call Pilot at (800) 562-6210.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

                                      # # #

                                  EXHIBIT 10.5

Contact Information:

CCG                                              Retalix Ltd.
15300 Ventura Boulevard, Suite 303               Barry Shaked, CEO
Sherman Oaks, CA  91403                          Danny Moshaioff, CFO
(818) 789-0100                                   Retalix Ltd.
Crocker Coulson, Partner                         (011) 972-9-776-6677
crocker.coulson@coffincg.com
----------------------------

                                                         FOR IMMEDIATE RELEASE

                Retalix Ltd. Announces First Quarter 2003 Results
             o First quarter revenues increase 27% to $20.7 million
         o Net income up 38% to $1.1 million, or $0.09 per diluted share

Ra'anana, Israel, May 13, 2003 - Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced its operating results for the first quarter ended March 31, 2003.

Net revenues for the quarter ended March 31, 2003 were $20.7 million, an increase of 27% from $16.2 million in the first quarter of 2002. Operating income rose 13% to $1.4 million, as compared to $1.3 million in the first quarter of 2002. The Company reported net income for the quarter of $1.1 million, or $0.09 per diluted share, compared to a net income of $819,000, or $0.06 per diluted share, in the first quarter of 2002.

Business highlights for Q1 2003 include:
o Publix Supermarkets chooses StoreLine for its 747 stores
o 200-store US grocery chain selects StoreLine
o ALON USA chooses StorePoint Host to Post solution
o StoreLine selected by an international 2,000 store health and beauty chain
o Roll out of StoreLine continues at Sainsbury's, UK, currently 370 stores installed
o Hannaford Bros. Co. goes live with StoreLine POS on Linux operating system

"I'm pleased to announce another strong quarter for Retalix," said Barry Shaked, CEO of Retalix, Ltd. "We continue to win almost every significant account that we compete for in the grocery industry, while expanding our market share in convenience store and fuel segments. These wins confirm that Retalix provides food retailers with a very compelling value proposition as they seek to better serve their customers, increase operating efficiency and develop meaningful differentiation in the marketplace. The brisk pace of new signings provides confidence that we will continue to meet our financial objectives.

Contract wins
"North America continued to be our primary growth driver, accounting for 64% of total revenues in the first quarter," continued Shaked. "In February, we announced that Publix Super Markets, Inc. intends to deploy Retalix StoreLine as its next generation POS solution across 747 stores in five states. Publix is renowned as a premier operational company in the grocery industry and this win underlines our competitive strength at a point when most Tier One chains are actively evaluating their next generation software platform. StoreLine was also chosen, during the first quarter by an additional 200 stores Grocery chain in the US.

"In the convenience store sector, we announced that ALON USA, representing 171 corporate-owned 7-Eleven sites and an additional 1,500 FINA brand locations, has contracted with us to deploy Retalix StorePoint. With a number of global fuel and convenience chains looking for an integrated, enterprise-wide software solution, we are very focused on this market opportunity as well.

 "In the UK, the successful roll out of our StoreLine POS application for Sainsbury's continued with a total of 370 locations currently installed. Working closely with Accenture and NCR, we replaced twelve legacy systems with a single, integrated front-end platform. And we continue to work on large-scale development of new customer service modules and continuing support services.

"In Europe, our relationship with Delhaize continues to grow. In the first quarter, we had our first Retalix Storeline installation in Germany, which was also our very first Embedded XP system in that country. In addition an international health and beauty chain operating over 2,000 stores across Europe has chosen StoreLine as its next generation solution. Hannaford Brothers, a 119-store chain in the Northeast United States owned by the Delhaize Group, implemented our Retalix StoreLine suite on a Linux-based, small-footprint platform - a first in the grocery sector."

Technology leadership
Shaked noted that the Company will continue its long-standing commitment to investing in new technology, with $4.2 million, or 20% of revenues, spent on R&D in the first quarter.

"In 2003, we will continue to add functionality to our ReMA (Retalix e-Market Applications) platform, which provides food retailers with a browser-based architecture that will support true e-business integration from the point of sale to advanced head office applications and collaborative supply chain management. This revolutionary approach will enable retailers to reduce IT costs, synchronize their operations to achieve new levels of efficiency, and develop rich, one-to-one relationships with their customers.

"In the first quarter, Pilot Travel Centers recently decided to roll out our RPO (Retalix PocketOffice) mobile store platform. This next-generation technology, which recently won the Microsoft RAD Award, is designed to boost back office operations productivity through easy-to-use workflow-based mobile applications."

In February Retalix announced the launch of IREX, a public B2B electronic marketplace in Israel that will provide online collaboration services between Super-Sol, Israel's largest supermarket chain, and its suppliers. The ReMA platform is at the heart of the initiative, offering Super-Sol and the participating suppliers web-based collaborative processes, including new product introductions, product price synchronization and promotion management, and assortment management. Each supplier is also able to receive updated sales and inventory data regarding its items from Super-Sol's data warehouse, through an advanced OLAP system.

Financial highlights
Gross margin in the first quarter was 66.2% of sales, as compared to 73.4% in the first quarter of 2002. The decline in gross margin reflected primarily the growth of hardware associated sales in comparison to the corresponding period last year, as a result of the StoreNext USA activity, a shift of license revenues towards the second half of 2003, and to some extent additional direct costs associated with some projects the company has been involved with. The margins on projects and service activities could vary from time to time. S,G&A declined to 38.8% of sales in the quarter, from 41.0% in the first quarter of 2002, reflecting tight control over overhead expense.

Retalix generated $2.6 million in cash from operations in the first quarter of 2003. Shaked noted that the company's financial condition remains strong, with liquid financial resources (cash and equivalents, deposits and marketable securities) of $35.7 million, $4.7 million in long-term bank debt and shareholders' equity of $58.1 million.

The Company remains confident with its expectations for 2003 annual growth exceeding 20% in both top and bottom lines.
       -------------------------------------------------------------------

The Company will be holding a conference call to discuss results for the first quarter of FY 2003 on Tuesday, May 13, 2003 at 10:30 AM EDT (7:30 AM PDT and 17:30 Israeli Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA. First quarter results will be released on Tuesday, May 13, 2003 at 5:00 AM EDT (2:00 AM PDT and 12:00 Israeli Time).


This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

For further information, please contact:
Neta Yacoby
Koteret PR
Tel.: 972-3-5611424 ext. 127 or 972-55-238921

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.



                          (Financial Statements Follow)



                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

                                                                       Three months ended                Year ended
                                                                            March 31                    December 31,
                                                                      2003             2002                 2002
                                                                            (Unaudited)                 (Audited)

                                                                    U.S. dollars in thousands (except per share data)



REVENUES:

    Product sales                                                       12,644             9,356           47,280
    Services and projects                                                8,007             6,875           29,173
                                                                       -------           -------          -------
           T o t a l  revenues                                          20,651            16,231           76,453
                                                                       -------           -------          -------
COST OF REVENUES:
    Cost of product sales                                                4,021             1,998           11,970
    Cost of services and projects                                        2,948             2,320           10,202
                                                                       -------           -------          -------
           T o t a l  cost of revenues                                   6,969             4,318           22,172
                                                                       -------           -------          -------
GROSS PROFIT                                                            13,682            11,913           54,281
                                                                       -------           -------          -------
RESEARCH AND DEVELOPMENT
    EXPENSES, net                                                        4,221             3,966           17,036
SELLING AND MARKETING EXPENSES, net                                      4,930             4,058           18,111
GENERAL AND ADMINISTRATIVE
    EXPENSES                                                             3,080             2,604           12,516
OTHER GENERAL INCOME, net                                                                                   1,043
                                                                       -------           -------          -------
           T o t a l  operating expenses                                12,231            10,628           46,620
                                                                       -------           -------          -------
OPERATING INCOME                                                         1,451             1,285            7,661
FINANCIAL INCOME (EXPENSES) -net                                            46              (238)            (499)
                                                                       -------           -------          -------
                INCOME BEFORE TAXES ON INCOME                            1,497             1,047            7,162
TAXES ON INCOME                                                            472               393            2,103
                                                                       -------           -------          -------
INCOME  BEFORE MINORITY INTERESTS                                        1,025               654            5,059
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                        104               165              574
                                                                       -------           -------          -------
NET INCOME  FOR THE PERIOD                                               1,129               819            5,633
                                                                       =======           =======          =======
EARNINGS PER SHARE :
    Basic                                                                 0.09              0.07             0.47
                                                                       =======           =======          =======
    Diluted                                                               0.09              0.06             0.45
                                                                       =======           =======          =======


                                  RETALIX Ltd.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                AT MARCH 31, 2003

                                                                               March 31             December 31,
                                                                          2003          2002            2002
                                                                             (Unaudited)              (Audited)
                                                                                     U.S. dollars in thousands
                              A s s e t s
    CURRENT ASSETS:

        Cash and cash equivalents                                          29,714        21,818        28,410
        Short-term bank deposits                                                7           236             7
        Marketable securities                                               2,916         1,727         3,044
        Accounts receivable:
           Trade                                                           19,601       *19,493       *19,516
           Other                                                            2,001         1,888         1,364
        Deferred income taxes                                                 684            10           681
        Inventories                                                         1,609         1,803         1,863
                                                                          -------       -------       -------
               T o t a l  current assets                                   56,532        46,975        54,885
                                                                          -------       -------       -------
    NON-CURRENT ASSETS:
        Marketable securities bonds                                         3,095         1,797         2,568
        Deferred income taxes                                                 683           550           649
        Long-term bank deposit                                                               41
        Long-term loans to employees                                          605           400           508
        Amounts funded in respect of employee rights
            upon retirement                                                 3,202         2,664         3,132
        Investment in an associated company                                   133
        Other                                                                 470           286           383
                                                                          -------       -------       -------
                                                                            8,188         5,738         7,240
                                                                          -------       -------       -------
    PROPERTY, PLANT AND EQUIPMENT, net                                     11,009        11,948        11,386
                                                                          -------       -------       -------
    GOODWILL                                                               16,945        16,891        16,856
                                                                          -------       -------       -------
    OTHER ASSETS, net of accumulated amortization                           3,159         3,608         3,288
                                                                          -------       -------       -------
                                                                           20,104        20,499        20,144
                                                                          -------       -------       -------
                                                                           95,833        85,160        93,655
                                                                          =======       =======       =======





                                                                               March 31             December 31,
                                                                          2003          2002            2002
                                                                             (Unaudited)              (Audited)
                                                                                   U.S. dollars in thousands
                 Liabilities and shareholders' equity
  CURRENT LIABILITIES:

      Short-term bank credit                                                 209           830              121
      Current maturities of long-term bank loans                          10,270         5,739           10,003
      Accounts payable and accruals:
         Trade                                                             6,188         2,669            5,447
         Employees and employee institutions                               2,557         1,922            2,501
         Other                                                             3,778         1,270            3,629
      Deferred revenues                                                    4,219        *4,978           *3,697
                                                                         -------       -------          -------
             T o t a l  current liabilities                               27,221        17,408           25,398
                                                                         -------       -------          -------
  LONG-TERM LIABILITIES:
      Long-term bank loans, net of current maturities                      4,671        12,170            5,789
      Employee rights upon retirement                                      4,689         3,918            4,471
                                                                         -------       -------          -------
             T o t a l  long-term liabilities                              9,360        16,088           10,260
                                                                         -------       -------          -------
             T o t a l  liabilities                                       36,581        33,496           35,658
                                                                         -------       -------          -------
  MINORITY INTERESTS                                                       1,108         1,580            1,260
                                                                         -------       -------          -------
  SHAREHOLDERS' EQUITY:
      Share capital                                                        3,486         3,433            3,483
      Additional paid in capital and capital surplus                      31,527        29,463           31,252
      Retained earnings                                                   23,131        17,188           22,002
                                                                         -------       -------          -------
             T o t a l  shareholders' equity                              58,144        50,084           56,737
                                                                         -------       -------          -------
                                                                          95,833        85,160           93,655
                                                                         =======       =======          =======

                                         *Reclassified




                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

                                                                                       Three months ended          Year ended
                                                                                            March 31              December 31,
                                                                                       2003           2002            2002
                                                                                           (Unaudited)              (Audited)
                                                                                                    U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                      1,129                819            5,633
    Adjustments required to reconcile net income to net cash
       provided by operating activities:
       Minority interests in losses of subsidiaries                                 (104)               (165)            (574)
       Depreciation and amortization                                                635                  716            2,832
       Capital gain from sale of dealership activity                                                                   (1,079)
       Compensation expenses resulting from shares
           and options granted to employees and a service provider                  8                     31               47
       Changes in accrued liability for employee rights upon retirement             218                   33              586
       Loss (gains) on amounts funded in respect of employee rights
           upon retirement                                                          (45)                  60              121
       Net decrease (increase) in trading securities                                (23)                                  429
       Deferred income taxes - net                                                  (37)                  10             (760)
       Amortization of premium (discount) on securities                             (26)                 165               69
       Other                                                                        (12)                (117)             (60)
    Changes in operating asset and liability items: Decrease (increase) in accounts receivable:
           Trade                                                                    (85)             *(2,476)         *(2,499)
           Other                                                                    (778)              1,859            2,246
       Increase (decrease) in accounts payable and accruals:
           Trade                                                                    741                 (153)           2,625
           Employees, employee institution and other                                205               (1,037)           1,901
       Decrease (increase) in inventories                                           254                   19              (41)
       Increase (decrease) in deferred revenues                                     522                *(145)         *(1,426)
                                                                                    ------            ------           ------
    Net cash provided by (used in) operating activities - forward                   2,602               (381)          10,050
                                                                                    ------            ------           ------

                                  *Reclassified



                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003
                                                                                       Three months ended          Year ended
                                                                                            March 31              December 31,
                                                                                       2003               2002            2002
                                                                                           (Unaudited)              (Audited)
                                                                                              U.S. dollars in thousands
    Net cash provided by (used in) operating activities -
       brought forward                                                                  2,602            (381)           10,050
                                                                                         -------         -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property, equipment and other assets                                        (166)           (465)        (1,729)
    Proceeds from disposal of an investment in long-term deposit                                             162            200
    Short-term bank deposits - net                                                                        16,161         16,390
    Amounts funded in respect of employee rights upon retirement, net                        (25)           (137)          (666)
    Proceeds from sale of dealership activity and from
       disposal of  property and equipment                                                    23              74          1,264
    Investment in marketable securities                                                     (550)         (1,905)        (4,326)
    Proceeds from sale of marketable securities                                              200
    Collection of long-term loans to employees                                                15               8             99
    Long-term loans to employees                                                              (6)            (10)          (158)
                                                                                         -------         -------        -------
    Net cash provided by (used in) investing activities                                     (509)         13,888         11,074
                                                                                         -------         -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term bank loan received                                                                                          2,922
    Short-term bank credit - net                                                              88            (136)          (845)
    Repayment of long-term loan from bank                                                   (877)           (958)        (6,006)
    Issuance of share capital to employees                                                                   205          1,978
    Minority investment in shares of subsidiary                                                                              37
                                                                                         -------         -------        -------
    Net cash used in financing activities                                                   (789)           (889)        (1,914)
                                                                                         -------         -------        -------
                      INCREASE IN CASH AND CASH EQUIVALENTS
                                                                                           1,304          12,618         19,210
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                          28,410           9,200          9,200
                                                                                         -------         -------        -------
CASH AND CASH EQUIVALENTS AT
    END OF PERIOD                                                                         29,714          21,818         28,410
                                                                                        =======          ======         =======



--------------------------------------------------------------------------------
Supplementary information on investing activities not involving cash flows:

1) In 2003 and 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 138,000 and $ 66,000, respectively.

2) During the three month period ended March 31, 2003 the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of an associated company to a third party.


                           --------------------------

                                  EXHIBIT 10.6

Contact Information:

Coffin Communications Group                             Retalix Ltd.
15300 Ventura Boulevard, Suite 303                      Barry Shaked, CEO
Sherman Oaks, CA 91403                                  Danny Moshaioff, CFO
(818) 789-0100                                          sRetalix Ltd.
Crocker Coulson, Partner                                (011) 972-9-776-6677
crocker.coulson@coffincg.com
----------------------------


                                                        FOR IMMEDIATE RELEASE


         PAZ Oil Company Selects Retalix StorePoint Integrated Solution

RA'ANANA, Israel, May 20, 2003 - Retalix Ltd., (Nasdaq: RTLX), today announced that PAZ Oil Company has selected the Retalix StorePoint store solution with integrated fuel and food service modules to be installed in all its fuel stations throughout Israel.

PAZ is the leading fuel company in Israel. The company operates 245 fuel stations as well as 45 convenience stores that operate under the Yellow banner. Retalix StorePoint is currently installed in all Yellow convenience stores.

Retalix StorePoint will allow PAZ to manage its large multi-format sites through a single software solution, supporting stand alone fuel stations, fuel stations combined with food service, fuel management support for both self service and/or an attendant full service forecourt. A new StorePoint feature for PAZ incorporates standard point-of-sale capabilities at the pump, using the pump terminal as the checkout display. This capability allows PAZ employees to sell typical in-store products at the fuel pump. Additionally, Retalix StorePoint supports PAZ fleet management by interfacing with automatic vehicle identification (AVI) devices.

Mr. Moshe Sabag, PAZ's IT Director, said, "Paz is focusing on the transformation of the petrol station into a center of commercial activities. We have selected Retalix's StorePoint solution because of its ability to support this strategic marketing initiative. The broad functionality offered by Retalix's C-Store and Forecourt solutions, will allow us to provide our customers with added value services and one focal point to many of their commercial needs."

According to Mr. Barry Shaked, CEO of Retalix Ltd., "Paz will be the first to implement an innovative system from Retalix that allows the attendant to utilize the pump terminal as a Point of sale terminal selling non-fuel products at the fueling island. Additionally, the PAZ system is also unique in its support for multiple types of tendering options such as Pay at Pump with Credit, Pay at pump with AVI, and Pay attendant (cash & credit)."

About PAZ
Paz is the leading fuel company in Israel. It is at the vanguard of a service culture characterized by a comprehensive view of the customer's needs. The company provides a diverse, exact and quick response to every requirement related to energy and road services. This includes grocery and fast food services; car wash services, ATM and video services; logistic and postal services; and sales on the fuel islands of water, flower etc. Paz was founded in 1922. Bino Holdings owns 51% of Paz's shares. Australian investor's (Liberman) hold 21%, Bank Leumi hold 19% of the company, Moudi Ben Shach, the CEO, owns 7% of the company's stock, and 2% by other shareholders.

About Retalix Ltd.
Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storenext.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the customer's use of the software, the integration of its systems, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #